PositiveID Corporation

1690 South Congress Avenue, Suite 201

Delray Beach, Florida 33445

December 14, 2015

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PositiveID Corporation

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 30, 2015

File No. 1-33297

Dear Mr. James:

PositiveID Corporation (the “Company) is in receipt of your comment letter dated December 3, 2015 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note your response to comment 1 acknowledging that the audit report included an error. Please amend the filing to include a report from your auditors that correctly refers to the net loss of $(7,191,000) shown on the consolidated statements of operations on page F-5.

RESPONSE:	We will amend the filing to include a report from our auditors that correctly refers to the net loss of $(7,191,000) shown on the consolidated statements of operations on page F-5. As discussed in a telephone call between our counsel and Mr. Newberry, we will file such amendment once the staff indicates no other changes are needed to the filing.

Mr. Martin James
Securities and Exchange Commission
December 14, 2015

Note 11. Agreements with The Boeing Company, page F-35

2.	Please summarize for us the terms of the extension of your Teaming Agreement.

RESPONSE:

As a matter of background, we entered into a Proprietary Information Agreement (“PIA”) No. 2011-7677 with Boeing on October 3, 2011. This agreement is similar to most commercial confidentiality or non-disclosure agreements. It specifically covered all discussions, sharing of data, and cooperation related to the Department of Homeland Security’s (“DHS”) Biowatch Program. As a standard commercial agreement, entered into in the ordinary course of business, we evaluated and determined that such agreement did not require disclosure as a material agreement pursuant to Item 601(b)(10) of Regulation S-K.

As previously discussed, in December 2012, we entered into with Boeing, among other agreements, a: (i) License Agreement; and (ii) Teaming Agreement. These agreements were related to the Biowatch Program. As discussed in our previous response, the material terms of these agreements have been disclosed. Additionally, we determined, based on the materiality of the business terms and revenue items, primarily in the License Agreement, that all of the December 2012 agreements should be filed as exhibits to our 2012 Form 10-K.

The terms of the Teaming Agreement defined the manner in which the two parties coordinated their efforts with regards to the Biowatch Program. When the Teaming Agreement was to expire, pursuant to its terms, Boeing and the Company agreed to extend the PIA in order to have a form of agreement to govern our continued discussions. That PIA extension expired August 4, 2015. The terms of the PIA extension was simply an agreement to continue that PIA until a new contract was in place between the parties, or to a date certain (August 4, 2015). We did not further extend the PIA beyond August 4, 2015, nor are we in discussions to do so.

As discussed in our prior response, it was the association of the Teaming Agreement with the License that caused us to defer the license revenue. Based on our review and in consultation with our auditors, we determined that the continuation of the PIA, given its association with the Teaming Agreement, created a continuous extension of the Teaming Agreement, thereby requiring revenue deferral.

3.	We note you provided the Teaming Agreement as Exhibit 10.90 to your Form 10-K filed April 16, 2014. Please tell us whether you filed the extension to the Teaming Agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:	As noted above, the extension related to the PIA, an agreement that the Company entered into in the ordinary course of its business, was reviewed to determine its materiality. Based on our review of Item 601(b)(10) of Regulation S-K we did not believe that the extension, or the PIA itself, qualified as material under that Item.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PositiveID Corporation

By:	/s/ William Caragol
Name: William Caragol
Title: Chief Executive Officer and Acting Chief Financial Officer

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